UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NORTHERN OIL AND GAS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

665531109

(CUSIP Number)

Michael G. Smith

TRT Holdings, Inc.

4001 Maple Ave.

Suite 600

Dallas, Texas 75219

214-283-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665531109

1.	Names of Reporting Person: TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,356,584

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,356,584

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,356,584

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.92%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 665531109

1.	Names of Reporting Person: Cresta Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,030,515

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,030,515

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,030,515

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.23%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 665531109

1.	Names of Reporting Person: Cresta Greenwood, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,344,223

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,344,223

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,344,223

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.14%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 665531109

1.	Names of Reporting Person: Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,731,322

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 7,731,322

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,731,322

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.28%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 665531109

The Schedule 13D filed on December 8, 2014 by TRT Holdings, Inc. (“TRT Holdings”), Cresta Investments, LLC (“Cresta Investments”), Cresta Greenwood, LLC (“Cresta Greenwood”) and Robert B. Rowling (“Mr. Rowling” and, collectively with TRT Holdings, Cresta Investments and Cresta Greenwood, the “Reporting Persons”) relating to the common stock, par value $0.001 per share (the “Common Shares”), of Northern Oil and Gas, Inc., a Minnesota corporation (the “Issuer”), as amended by Amendment No. 1 filed on January 5, 2015 (the “Schedule 13D”), is hereby amended and supplemented as set forth below by this Amendment No. 2 to the Schedule 13D.

For information required by Instruction C to Schedule 13D with respect to the executive officers and directors of TRT Holdings, Cresta Investments and Cresta Greenwood reference is made to Attachments 1,2 and 3 annexed hereto, each of which is incorporated herein by reference.

Item 3.                                 Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented with the following:

From December 7, 2015 through the close of business on December 11, 2015, (i) TRT Holdings acquired 1,261,584 Common Shares for an aggregate purchase price of $5,122,495,76, which includes commissions, utilizing the working capital of TRT Holdings, and (ii) Cresta Investments acquired 384,368 Common Shares for an aggregate purchase price of $1,592,092.81, which includes commissions, utilizing the working capital of Cresta Investments.  All Common Shares acquired by TRT Holdings and Cresta Investments have been acquired on the New York Stock Exchange.

Item 5.                                 Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented with the following:

(a)                                             At the close of business on December 11, 2015, the Reporting Persons beneficially owned, in the aggregate, 7,731,322 Common Shares, which constitute approximately 12.28% of the class outstanding, of which (i) TRT Holdings beneficially owned the 4,356,584 Common Shares held directly by TRT Holdings, which constitute approximately 6.92% of the class outstanding, (ii) Cresta Investments beneficially owned the 2,030,515 Common Shares held directly by Cresta Investments, which constitute approximately 3.23% of the class outstanding, (iii) Cresta Greenwood beneficially owned the 1,344,223 Common Shares held directly by Cresta Greenwood, which constitute approximately 2.14% of the class outstanding, and (iv) Mr. Rowling beneficially owned all of the 7,731,322 Common Shares held directly by TRT Holdings, Cresta Investments and Cresta Greenwood, which constitute approximately 12.28% of the class outstanding (in each case, based upon 62,960,639 Common Shares outstanding at October 31, 2015, according to the Issuer’s Quarterly Report on Form 10-Q filed on November 5, 2015). Mr. Rowling beneficially owns the Common Shares held directly by TRT Holdings due to his ownership of all of the shares of Class B Common Stock of TRT Holdings. Mr. Rowling beneficially owns the Common Shares held directly by Cresta Investments and Cresta Greenwood due to his direct and indirect ownership of 100% of the ownership interests in such entities.

(b)                                             Each of the Reporting Persons, either directly or indirectly, has the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock reported as beneficially owned by them in Item 5(a).

(c)                                              The table below specifies the date, amount and price of the Common Shares purchased by the Reporting Persons during the past 60 days.  All transactions reflected in the table below were effected in the open market on the New York Stock Exchange.

Purchaser	Trade Date	Number of Common Shares	Price Per Common Share
TRT Holdings	December 7, 2015	150,000	$3.6700	(1)
TRT Holdings	December 8, 2015	532,596	$3.9465	(2)
TRT Holdings	December 9, 2015	210,927	$4.1683	(3)
Cresta Investments	December 9, 2015	384,368	$4.1121	(4)
TRT Holdings	December 10, 2015	216,510	$4.2761	(5)
TRT Holdings	December 11, 2015	151,551	$4.2221	(6)

(1) All Common Shares purchased by TRT Holdings on December 7, 2015 were purchased at an exact price of $3.6700.

(2) The price reported for the Common Shares purchased by TRT Holdings on December 8, 2015 is the weighted average price. The Common Shares were purchased in multiple transactions at prices ranging from $3.4800 to $4.0500, inclusive. The Reporting Persons undertake to provide, upon request by the Staff of the Securities and Exchange Commission, full information regarding the number of Common Shares purchased at each separate price within the ranges set forth in this footnote.

(3) The price reported for the Common Shares purchased by TRT Holding on December 9, 2015 is the weighted average price. The Common Shares were purchased in multiple transactions at prices ranging from $4.0000 to $4.2500, inclusive. The Reporting Persons undertake to provide, upon request by the Staff of the Securities and Exchange Commission, full information regarding the number of Common Shares purchased at each separate price within the ranges set forth in this footnote.

(4) The price reported for the Common Shares purchased by Cresta Investments on December 9, 2015 is the weighted average price. The Common Shares were purchased in multiple transactions at prices ranging from $3.9850 to $4.2000, inclusive. The Reporting Persons undertake to provide, upon request by the Staff of the Securities and Exchange Commission, full information regarding the number of Common Shares purchased at each separate price within the ranges set forth in this footnote.

(5) The price reported for the Common Shares purchased by TRT Holdings on December 10, 2015 is the weighted average price. The Common Shares were purchased in multiple transactions at prices ranging from $4.0300 to $4.3500, inclusive. The Reporting Persons undertake to provide, upon request by the Staff of the Securities and Exchange Commission, full information regarding the number of Common Shares purchased at each separate price within the ranges set forth in this footnote.

(6) The price reported for the Common Shares purchased by TRT Holdings on December 11, 2015 is the weighted average price. The Common Shares were purchased in multiple transactions at prices ranging from $4.1500 to $4.2500, inclusive. The Reporting Persons undertake to provide, upon request by the Staff of the Securities and Exchange Commission, full information regarding the number of Common Shares purchased at each separate price within the ranges set forth in this footnote.

(d)                                             No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares.

(e)                                              Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of:  December 11, 2015

TRT Holdings, Inc.

By:	/s/ Michael G. Smith
Name: Michael G. Smith
Title: Senior Vice President

Cresta Investments, LLC

By:	/s/ Michael G. Smith
Name: Michael G. Smith
Title: Secretary

Cresta Greenwood, LLC

By:	/s/ Michael G. Smith
Name: Michael G. Smith
Title: Vice President

/s/ Robert B. Rowling
Robert B. Rowling

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

ATTACHMENT 1

All of the directors and executive officers of TRT Holdings, Inc. (collectively referred to in this Attachment 1 as the “TRT Covered Persons”) are citizens of the United States. The names, business address, and principal occupation of the TRT Covered Persons, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth below. Except for Robert B. Rowling (as set forth in the attached Schedule 13D) and Robert B. Bean, none of the other TRT Covered Persons beneficially own any Common Shares of Northern Oil and Gas, Inc.  As of December 11, 2015, Mr. Bean directly owned 9,150 Common Shares of Northern Oil and Gas, Inc., which constitute less than 1.0% of the class outstanding (based upon 62,960,639 Common Shares outstanding at October 31, 2015, according to Northern Oil and Gas Inc.’s Quarterly Report on Form 10-Q filed on November 5, 2015).  See Item 5 of the attached Schedule 13D for the transactions with respect to the Common Shares of Northern Oil and Gas, Inc. effected by entities controlled by Mr. Rowling during the past 60 days. TRT Holdings, Inc.’s principal business is serving as a holding company that invests in the equity securities of businesses in diversified industries.

DIRECTORS

Name	Business Address	Office

David G. Adams	TRT Holdings, Inc.	Director
4001 Maple Ave., Suite 600
Dallas, Texas 75219

James D. Caldwell	TRT Holdings, Inc.	Director
4001 Maple Ave., Suite 600
Dallas, Texas 75219

Michael G. Smith	TRT Holdings, Inc.	Director
4001 Maple Ave., Suite 600
Dallas, Texas 75219

Robert B. Rowling	TRT Holdings, Inc.	Director
4001 Maple Ave., Suite 600
Dallas, Texas 75219

Travis Blake Rowling	TRT Holdings, Inc.	Director
4001 Maple Ave., Suite 600
Dallas, Texas 75219

EXECUTIVE OFFICERS

Name	Business Address	Office

Robert B. Rowling	TRT Holdings, Inc.	Chief Executive Officer
4001 Maple Ave., Suite 600
Dallas, Texas 75219

James D. Caldwell	TRT Holdings, Inc.	President
4001 Maple Ave., Suite 600
Dallas, Texas 75219

Michael G. Smith	TRT Holdings, Inc.	Senior Vice President Real Estate and
	4001 Maple Ave., Suite 600	General Counsel and Secretary
Dallas, Texas 75219

David G. Adams	TRT Holdings, Inc.	Senior Vice President Taxation and
	4001 Maple Ave., Suite 600	Assistant Secretary
Dallas, Texas 75219

Robert B. Bean	TRT Holdings, Inc.	Chief Financial Officer and Treasurer
4001 Maple Ave., Suite 600
Dallas, Texas 75219

ATTACHMENT 2

The manager and executive officer of Cresta Investments, LLC (collectively referred to in this Attachment 2 as the “Cresta Investments Covered Persons”) are citizens of the United States. The names of the Cresta Investments Covered Persons and their positions with Cresta Investments, LLC are set forth below.  The business address and principal occupation of the Cresta Investments Covered Persons, and the name, principal business and address of any corporation or other organization in which such employment is conducted, is set forth in Attachment 1 to the attached Schedule 13D. Except for Robert B. Rowling (as set forth in the attached Schedule 13D), none of the other Cresta Investments Covered Persons beneficially own any Common Shares of Northern Oil and Gas, Inc. None of the Cresta Investments Covered Persons has not entered into any transactions with respect to the Common Shares of Northern Oil and Gas, Inc. during the past 60 days. See Item 5 of the attached Schedule 13D for the transactions with respect to the Common Shares of Northern Oil and Gas, Inc. effected by entities controlled by Mr. Rowling during the past 60 days.

MANAGER

Name	Position at Cresta Investments, LLC

Robert B. Rowling	Manager

EXECUTIVE OFFICER

Name	Position at Cresta Investments, LLC

Michael G. Smith	Secretary

ATTACHMENT 3

The names of the manager and executive officers of Cresta Greenwood, LLC (collectively referred to in this Attachment 3 as the “Cresta Greenwood Covered Persons”) and their position at Cresta Greenwood, LLC are set forth below.  The executive officers of Cresta Greenwood, LLC are citizens of the United States. The principal occupation of the executive officers of Cresta Greenwood, LLC, and the name, principal business and address of any corporation or other organization in which such employment is conducted, is set forth in Attachment 1 to the attached Schedule 13D. Except for Cresta Investments, LLC (as set forth in the attached Schedule 13D), none of the other Cresta Greenwood Covered Persons beneficially own any Common Shares of Northern Oil and Gas, Inc. Except for Cresta Investments, LLC (as set forth in the attached Schedule 13D), none of the Cresta Greenwood Covered Persons has not entered into any transactions with respect to the Common Shares of Northern Oil and Gas, Inc. during the past 60 days.  The principal business of Cresta Investments, LLC, a Delaware limited liability company, is investing in equity securities and its business address is 4001 Maple Ave., Suite 600, Dallas, Texas 75219.

MANAGER

Name	Position at Cresta Greenwood, LLC

Cresta Investments, LLC	Manager

EXECUTIVE OFFICERS

Name	Position at Cresta Greenwood, LLC

James D. Caldwell	President

Michael G. Smith	Vice President and Secretary